Exhibit 2

LETTER OF INTENT

THIS BINDING LETTER OF INTENT (the “LOI”), is made this 15th day of August 2005, by Dark Dynamite, Inc. (“DDYI”), a Nevada corporation, the persons executing this LOI listed on the signature page (referred to collectively as the “DDYI Shareholder”) and Shanxi Kai Da Lv You Gu Wen You Xian Gong Si ("Kai Da"), a corporation formed according to the laws of P.R. China. This LOI sets forth the terms and conditions upon which DDYI and its shareholders shall enter into a binding acquisition agreement with Kai Da.

TERMS

1.
DDYI confirms that it currently has 2,000,000 shares of common stock outstanding ("common stock") and 5,000,000 shares of preferred stock outstanding ("preferred stock"), which convert into common stock at a ratio of 1:25. DDYI pledges that no new shares will be issued to other parties except Kai Da unless this LOI is cancelled. DDYI further guarantees that there are no outstanding options and no toxic pill convertible debentures.

2.
DDYI Shareholders will tender 4,990,000 shares of preferred stock to Kai Da shareholders in exchange for a cash payment of $495,000. In addition, Kai Da will become a wholly owned subsidiary of DDYI. Kai Da will immediately convert 1,600,000 shares of the preferred stock into 40,000,000 shares of common stock. DDYI Shareholders will retain 10,000 preferred shares as an investment.

3.
The above purchase and issuance will give Kai Da a 'controlling interest' in DDYI representing approximately 98% of the issued and outstanding shares. Kai Da will maintain DDYI's active trading status on the NASD’s Over-the-Counter Bulletin Board quotation market.

4.
DDYI will prepare and file the necessary Securities and Exchange Commission ("SEC") filings, including Forms 8-K. DDYI will make all appropriate shareholder notifications in connection with the merger. Kai Da will pay all filing and compliance costs including their financial audits. Kai Da will also prepare the Plan of Exchange for this transaction.

5.
A Plan of Exchange will be executed by both parties on or about August 29, 2005 (the “Closing”). Kai Da agrees to provide audited financial statements of 2004 ("Audit Report") within 4 days after all the terms of the Plan of Exchange have been fulfilled and the escrow is closed (on or before September 28, 2005) as required by the Securities and Exchange Commission. This will be performed by a PCAOB member audit firm at Kai Da's expense. If Kai Da fails to provide Audit Report within 4 days after such time, DDYI shall have the unilateral right to rescind all agreements.

6.
If holders of DDYI stock are entitled to dissenter’s rights in connection with any action of DDYI required to be completed prior to the Closing under General Corporation Law of the State of Nevada, DDYI shall satisfy and pay such obligation to the Dissenting Shareholder immediately prior to, as an express condition to, the Closing.

7.	DDYI and/or its designated representatives shall complete a satisfactory review of the business and financial statements of Kai Da prior to the Closing.

8.
DDYI will eliminate all known or potential liabilities of DDYI as of the closing date. This will include, but is not limited to, any accounts payable and accrued expenses, as well as any liabilities shown on its last quarterly report filed with the Securities and Exchange Commission prior to the Closing. Diversified Holdings X, Inc will indemnify Kai Da concerning any known or unknown liabilities of DDYI, which may arise following the acquisition for a period of three years after the Closing. The escrow agreement will also contain provisions for the liabilities as the result of the Allen Weintraub pending lawsuit and any amounts due the Securities and Exchanges Commission, among other liabilities. The Selling shareholders agree to leave $50,000 of the sales proceeds in escrow to satisfy any liabilities that arise as a result of pending litigation which has not been settles at the time of closing

9.	DDYI will be responsible for the equity restructure to guarantee that Kai Da will have approximately 98% of DDYI after the Closing.

10.
All deposits and payments are non-refundable so long as DDYI certifies that the liabilities have been settled prior to the Closing. (Certification should include written statements by the Company's legal counsel and independent accountants, which should be done by August 22, 2005). However, if DDYI fails to settle all known or potential liabilities prior to the Closing, all deposits and payments made by Kai Da may be refunded. All currency amounts are in U.S. dollars.

11.	DDYI founding principals will retain the right to future use of the name Dark Dynamite, Inc. if the new management changes the corporate name.

12.	The final acquisition shall be approved by both company’s board of directors. The final date of acquisition shall be no later than September 28, 2005 unless extended in writing by both parties.

13.	Due diligence review - immediately upon signing this LOI, both parties shall have 10 days for completion of due diligence, which should be done by August 22, 2005.

14.	Controlling law - this LOI shall be construed under the laws of Florida.

15.	This LOI is binding and enforceable by both parties

IN WITNESS WHEREOF, the parties have executed this LOI on the date first above written.

Dark Dynamite, Inc. ("DDYI")	Richard Surber (Individual)

/s/ Jared D. Gold	/s/ Richard Surber
Jared D. Gold President, Chief Executive Officer	Richard Surber Majority Shareholder/ Selling Shareholder

Diversified Holding X, Inc.

/s/ Richard Surber
Richard Surber President

Shanxi Kai Da Lv You Gu Wen You Xian Gong Si ("Kai Da")

/s/ Ke, Xian Yan
Ke, Xian Yan Chief Executive Officer

Ke, Xian Yan (Individual)	Lei, Wei Ping (Individual)

/s/ Ke, Xian Yan	/s/ Lei, Wei Ping
Ke, Xian Yan Beneficial shareholder	Lei, Wei Ping Beneficial shareholder